SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, April 5, 2018 - GOL Linhas Aéreas Inteligentes S.A., (NYSE: GOL and B3: GOLL4), announces today preliminary air traffic figures for the month of March, 2018. Comparisons refer to the same period of 2017.

Highlights

|           GOL’s load factor was 78.5% in March 2018, 1.2 p.p up over the same period of 2017, due to a growth in demand of 0.7% in the period. The total volume of departures decreased by 3.6% and the number of seats reduced 3.4% in March, with a decrease in supply of 0.9%.

|           In the domestic market, GOL’s load factor was 78.5%, up 1.6 p.p in comparison to the same month of the previous year. The volume of departures and number of seats decreased by 4.6% and 4.3%, respectively over March 2017. Domestic supply decreased by 3.0% in March over the same period the year before, while demand reduced by 0.9%.

|           In the international market, GOL’s load factor was 78.4%, a decrease of 2.1 p.p. in relation to March 2017.  GOL’s international supply and demand rose by 15.9% and 12.9%, respectively.

	Monthly Traffic Figures (¹)			Quarter Traffic Figures (¹)			Accumulated LTM Traffic Figures (¹)
Operational data *	Mar/18	Mar/17	% Var.	1Q18	1Q17	% Var.	Mar/18 LTM	Mar/17 LTM	% Var.
Total GOL
Departures	20,317	21,085	-3.6%	64,449	64,100	0.5%	251,003	251,415	-0.2%
Seats (thousand)	3,409	3,528	-3.4%	10,800	10,734	0.6%	42,019	42,004	0.0%
ASK (million)	3,783	3,817	-0.9%	12,422	12,019	3.3%	47,097	46,087	2.2%
RPK (million)	2,971	2,949	0.7%	9,986	9,561	4.4%	37,655	35,992	4.6%
Load Factor	78.5%	77.3%	1.2 p.p	80.4%	79.6%	0.8 p.p	80.0%	78.1%	1.9 p.p
Pax on board (thousand)	2,569	2,608	-1.5%	8,307	8,158	1.8%	32,476	31,577	2.8%
Domestic GOL
Departures	18,990	19,902	-4.6%	60,110	60,413	-0.5%	236,190	237,061	-0.4%
Seats (thousand)	3,175	3,319	-4.3%	10,035	10,082	-0.5%	39,403	39,468	-0.2%
ASK (million)	3,294	3,395	-3.0%	10,780	10,690	0.8%	41,548	40,938	1.5%
RPK (million)	2,587	2,610	-0.9%	8,690	8,507	2.2%	33,429	32,142	4.0%
Load Factor	78.5%	76.9%	1.6 p.p	80.6%	79.6%	1.0 p.p	80.5%	78.5%	2.0 p.p
Pax on board (thousand)	2,387	2,440	-2.2%	7,708	7,642	0.9%	30,502	29,720	2.6%
International GOL
Departures	1,327	1,183	12.2%	4,339	3,687	17.7%	14,813	14,354	3.2%
Seats (thousand)	234	209	11.8%	765	652	17.2%	2,616	2,537	3.1%
ASK (million)	489	422	15.9%	1,642	1,329	23.5%	5,549	5,149	7.8%
RPK (million)	383	339	12.9%	1,296	1,055	22.9%	4,225	3,850	9.8%
Load Factor	78.4%	80.5%	-2.1 p.p	78.9%	79.4%	-0.5 p.p	76.2%	74.8%	1.4 p.p
Pax on board (thousand)	182	168	8.3%	600	515	16.4%	1,975	1,857	6.3%
On-time Departures	95.1%	96.8%	-1.7 p.p	93.7%	94.6%	-0.9 p.p	94.6%	94.7%	-0.1 p.p
Flight Completion	97.7%	98.6%	-0.9 p.p	97.8%	98.7%	-0.9 p.p	98.3%	97.1%	1.2 p.p
Cargo Ton	9.9	8.6	15.6%	25.8	23.1	11.7%	105.5	96.8	9.0%

                   * Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

               (1) Preliminary Figures

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

Brazil's largest airline group. GOL is Brazil's largest airline, carrying 33 million passengers annually on more than 700 daily flights to 66 destinations, 55 in Brazil and 11 in South America and the Caribbean, on a fleet of 120 Boeing 737 aircraft, with a further 120 Boeing 737 MAX on order. GOLLOG is a leading cargo transportation and logistics business serving more than 2,400 Brazilian municipalities and, through partners, 205 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 13 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GOL has a team of more than 15,000 highly skilled aviation professionals delivering Brazil's top on-time performance, and an industry leading 17 year safety record. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2018

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.